Delaware



The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE

STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND

CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "VERTICAL

LONGEVITY PHARMACEUTICALS, INC.", FILED IN THIS OFFICE ON THE

TWENTY-FIRST DAY OF MARCH, A.D. 2025, AT 8:48 O`CLOCK A.M.



C. P. Sanchez

Charuni Patibanda-Sanchez, Secretary of State

10138508 8100

SR# 20251162122

Authentication: 203243378

Date: 03-24-25

You may verify this certificate online at corp.delaware.gov/authver.shtml

CERTIFICATE OF INCORPORATION
OF
VERTICAL LONGEVITY PHARMACEUTICALS, INC.

ARTICLE I

The name of this corporation is **Vertical Longevity Pharmaceuticals, Inc.**

ARTICLE II

The address of the corporation's registered office in the State of Delaware is 3500 South DuPont Highway in the City of Dover, County of Kent, 19901. The name of the corporation's registered agent at such address is Incorporating Services, Ltd.

ARTICLE III

The name and mailing address of the incorporator of the corporation is:

David Scieszka
17 Rincon
Irvine, CA 92620

ARTICLE IV

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware (the "General Corporation Law").

ARTICLE V

This corporation is authorized to issue one class of stock to be designated "Common Stock," with a par value of $0.0001 per share. The total number of shares which the corporation is authorized to issue is 10,000,000.

ARTICLE VI

Except as otherwise provided in this certificate of incorporation, in furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the corporation.

ARTICLE VII

The number of directors of this corporation shall be determined in the manner set forth in the Bylaws of this corporation.

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:48 AM 03/21/2025
FILED 08:48 AM 03/21/2025
SR 20251162122 - File Number 10138508

GDCET\5325139\031825.17.23

ARTICLE VIII

Elections of directors need not be by written ballot unless the Bylaws of the corporation shall so provide.

ARTICLE IX

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the Bylaws of the corporation.

ARTICLE X

To the fullest extent permitted by law, a director or officer of this corporation shall not be personally liable to this corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article X to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of this corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Solely for purposes of this Article X, "officer" shall have the meaning provided in Section 102(b)(7) of the General Corporation Law as amended from time to time.

Any amendment, repeal or modification of the foregoing provisions of this Article X by the stockholders of this corporation shall not adversely affect any right or protection of a director or officer of this corporation existing at the time of, or increase the liability of any director or officer of this corporation with respect to any acts or omissions of such director or officer occurring prior to, such repeal or modification.

ARTICLE XI

To the fullest extent permitted by applicable law, this corporation is authorized to provide indemnification of (and advancement of expenses to) agents of this corporation (and any other persons to which General Corporation Law permits this corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law, subject only to limits created by applicable General Corporation Law (statutory or non-statutory), with respect to actions for breach of duty to this corporation, its stockholders and others.

Any amendment, repeal or modification of the foregoing provisions of this Article XI shall not adversely affect any right or protection of a director, officer, agent or other person existing at the time of, or increase the liability of any director of this corporation with respect to any acts or omissions of such director, officer or agent occurring prior to such amendment, repeal or modification.

GDCET\5325139\031825.17.23

ARTICLE XII

A. <u>Forum Selection</u>. Unless this corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of this corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of this corporation to this corporation or this corporation's stockholders, (iii) any action arising pursuant to any provision of the General Corporation Law or this Certificate of Incorporation or the Bylaws (as either may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of this corporation shall be deemed to have notice of and consented to the provisions of this Article XII.

B. <u>Personal Jurisdiction</u>. If any action the subject matter of which is within the scope of Article XII(A) is filed in a court other than a court located within the State of Delaware (a "<u>Foreign Action</u>") in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Article XII(A) (an "<u>FSC Enforcement Action</u>") and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder's counsel in the Foreign Action as agent for such stockholder.

C. <u>Savings</u>. If any provision or provisions of this Article XII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XII (including, without limitation, each portion of any sentence of this Article XII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

ARTICLE XIII

The corporation reserves the right to amend, alter, change or repeal any provision contained in this certificate of incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

* * *

THE UNDERSIGNED, being the incorporator hereinbefore named, for the purpose of forming a corporation to do business both within and without the State of Delaware and in pursuance of the General Corporation Law of Delaware, does make and file this Certificate, hereby declaring and certifying that the facts herein stated are true, and accordingly has hereunto set such undersigned's hand this 20th day of March, 2025.

/s/ David Scieszka
David Scieszka, Incorporator

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